FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Santiago Announces Third Quarter and Nine month 2006 Earnings

•	Net income increased 20.3% YoY in the third quarter of 2006 and totaled Ch$79,934 million (Ch$0.42 per share and US$0.81/ADR). ROE reached 27.5% in 3Q 2006 compared to 26.8% in 3Q 2005.

•

Core revenue increased 20.5% in 3Q 2006 compared to 3Q 2005. Net interest income increased 21.3% and fee income expanded 17.3% YoY, as the Bank continued to gain market share in key products and services.

•	Better earnings mix enhanced margins. Net interest margin increased 10 basis points to 5.0% in 3Q 2006 compared to 3Q 2005.

•	Total retail loans increased 5.3% QoQ and 23.6% YoY. Consumer loans grew 29.5%, residential mortgage loans increased 23.9% and lending to SMEs expanded 27.6% YoY.

•	Record low efficiency ratio of 35.9% in 3Q 2006 compared to 39.9% in 3Q 2005. The Bank continued to improve productivity, which has helped to finance investments in the distribution network.

•

Conservative provision policies results in sound asset quality. Past due loans decreased 22.1% YoY. The ratio of past due loans to total loans improved to 0.78% 3Q 2006 compared to 1.17% in 3Q 2005. Gross provision expense increased 56.9% YoY in 3Q 2006 in line with growth of retail lending and conservative provision policies.

•	Net income increased 23.1% in the nine month period ended September 30, 2006 compared to the same period in 2005 and totaled Ch$224,713 million (Ch$1.19/share and US$2.26/ADR).

•	ROAE in the nine month period ended September 30, 2006 reached 27.0% compared to 24.3% in the same period of 2005.

•	The efficiency ratio improved to 36.6% from 40.2% in 9M 2005.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Santiago, Chile, October 27, 2006.  Banco Santander Santiago (NYSE: SAN) announced today its unaudited results for the second quarter of 2006. These results are reported on a consolidated basis in accordance with Chilean GAAP1,2 in nominal Chilean pesos.

Net income increased 20.3% in the third quarter of 2006 compared to 3Q 2005 (hereinafter YoY) and totaled Ch$79,934 million (Ch$0.42 per share and US$0.81/ADR).  Core revenues (net interest income and fees) increased 20.5% YoY as the Bank continued to gain market share in key products and services. ROE in the quarter reached 27.5% compared to 26.8% in 3Q 2005.

Net interest income in 3Q 2006 increased 21.3% compared to 3Q 2005. This rise was mainly driven by the 19.0% increase in average interest earning assets and a 10 bp YoY rise in net interest margins that reached 5.0% in this period. In 3Q 2006 total loans increased 2.4% QoQ with strong growth in high yielding products. Consumer loans led growth expanding 6.4% QoQ and 29.5% YoY. Market share in consumer lending reached 26.5% as of September 2006, increasing 20 basis points compared to June 2006 and 60 basis points YoY. Residential mortgage lending increased 5.8% QoQ and 23.9% YoY. Market share in residential mortgage lending reached 25.5% as of September 2006 and increased 10 basis points since June 2006 and 90 basis points YoY.

Net fee income increased 17.3% YoY in 3Q 2006 driven by a rise in the number of clients and product usage. The total client base has increased 8.9% since the beginning of the year to 2.40 million. In 3Q 2006 fees from checking accounts increased 17.8% and fees from lines of credit rose 30.4% YoY. Credit card fees increased 25.2% YoY.

In 3Q 2006 the efficiency ratio reached 35.9% compared to 39.9% in 3Q 2005. Operating expenses increased 5.6% YoY in 3Q 2006.The Bank has the lowest efficiency ratio among the leading banks in Chile and Latin America.

Asset quality remained sound in the quarter. Past due loans decreased 22.1% YoY. The ratio of past due loans to total loans improved to 0.78% 3Q 2006 compared to 0.79% in 2Q 2006 and 1.17% in 3Q 2005.  The coverage ratio of past due loans reached 177.9% as of September 2006 compared to 163.1% as of June 2006 and 129.4% as of September 2005.

During 2006 the Bank has been improving its credit scoring systems for consumer loans, which in addition to non-performance, takes into account additional negative behavior when calculating individual risk levels. This factor and the overall growth of lending to retail segments explains the 56.9% YoY increase in gross provisions and charge-offs in 3Q 2006. In the quarter the Bank also finished a complete overhaul of Santander Banefe’s systems, fully integrating them into the Bank’s computer platform. This temporarily affected the recovery process at Santander Banefe, a key element in this unit’s credit cycle.  As result provision expense, net of recoveries increased 103.9% YoY in 3Q 2006.

1

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:  All forward-looking statements made by Banco Santander Santiago involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

2	The Peso/US dollar exchange rate as of September 30, 2006 was Ch$538.22 per dollar. All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Net income increased 23.1% in the nine month period ended September 30, 2006 (hereinafter 9M 2006) compared to the nine-month period ended September 30, 2005 (hereinafter 9M 2005) and totaled Ch$224,713 million (Ch$1.19/share and US$2.26/ADR). Growth was led by a 20.4% increase in core revenues. The Bank’s ROAE in this period reached 27.0% in 9M 2006 compared to 24.3% in 9M 2005. The efficiency ratio improved to 36.6% compared to 40.2% in the same period.

Banco Santander Santiago	Quarter			Change %

(Ch$ million)	3Q 2006	2Q 2006	3Q 2005 (reclassified)	3Q 2006/2005	3Q / 2Q 2006

Net interest income	176,218	173,249	145,268	21.3%	1.7%
Fees and income from services	42,247	39,767	36,031	17.3%	6.2%
Core revenues	218,465	213,016	181,299	20.5%	2.6%

Total provisions, net of recoveries	(36,277)	(21,760)	(17,793)	103.9%	66.7%
Gains losses on financial transactions	443	9,541	3,408	(87.0)%	(95.4)%
Other operating income, net	(8,188)	(9,133)	(5,153)	58.9%	(10.3)%
Operating expenses	(75,681)	(76,626)	(71,649)	5.6%	(1.2)%
Income before income taxes	96,427	96,659	80,769	19.4%	(0.2)%
Net income	79,934	80,345	66,433	20.3%	(0.5)%

Net income/share (Ch$)	0.42	0.43	0.35	20.3%	(0.5)%
Net income/ADR (US$)[1]	0.81	0.81	0.69	17.3%	(0.5)%

Total loans	11,417,739	11,153,070	9,751,241	17.1%	2.4%
Customer funds	10,995,427	10,825,913	9,545,571	15.2%	1.6%
Shareholders’ equity	1,187,137	1,084,985	1,029,890	15.3%	9.4%

Net interest margin	5.0%	5.0%	4.9%
Efficiency ratio	35.9%	35.9%	39.9%
Return on average equity[2]	27.5%	28.7%	26.8%
PDL / Total loans	0.78%	0.79%	1.17%
Coverage ratio of PDLs	177.9%	163.1%	129.4%
Risk index[3]	1.38%	1.30%	1.51%
BIS ratio	12.8%	12.2%	13.2%
Branches	368	367	335
ATMs	1,479	1,443	1,322
Employees	8,029	7,782	7,431

1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Quarterly Earnings / Average Equity.
3.	Total reserve for loan losses / Total loans

NEW ACCOUNTING STANDARDS AND RE-CATEGORIZATION OF LINE ITEMS

As of June 2006, and following the guidelines of the Superintendence of Banks, SBIF, new accounting standards have been adopted in line with International Accounting Standards. A re-categorization of certain line items in the balance sheet and income statement was also introduced. With these changes, 2Q and 3Q 2006 figures are comparable, but not entirely comparable to previous results reported by the Bank. 3Q 2005 results have been re-categorized under the new format adopted but do not include the new accounting criteria for derivatives. For more information about the changes implemented by the Superintendency, please refer to our 2Q 2006 earnings release.

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

INTEREST EARNING ASSETS

Solid retail loan growth

Interest Earning Assets	Quarter ended,			% Change

(Ch$ million)	Sept. 30, 2006	June 30, 2006	Sept. 30, 2005	Sept. 2006/2005	Sept. /June 2006

Commercial loans	4,082,361	4,006,219	3,519,785	16.0%	1.9%
Consumer loans	1,692,432	1,590,374	1,307,269	29.5%	6.4%
Residential mortgage loans*	2,662,434	2,516,791	2,148,833	23.9%	5.8%
Commercial mortgage loans**	202,261	214,521	273,290	(26.0)%	(5.7)%
Foreign trade loans	656,171	671,886	562,784	16.6%	(2.3)%
Leasing	754,572	720,424	618,027	22.1%	4.7%
Factoring	157,967	162,901	134,453	17.5%	(3.0)%
Other outstanding loans	22,606	4,081	14,154	59.7%	453.9%
Contingent loans	963,463	1,030,589	860,050	12.0%	(6.5)%
Interbank loans	134,609	146,725	198,464	(32.2)%	(8.3)%
Past due loans	88,863	88,559	114,133	(22.1)%	0.3%

Total loans	11,417,739	11,153,070	9,751,241	17.1%	2.4%

Total financial investments	1,289,269	1,565,034	1,393,716	(7.5)%	(17.6)%

Total interest-earning assets	12,707,008	12,718,104	11,144,957	14.0%	(0.1)%

*

Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).

**	Includes general purpose mortgage loans backed by mortgage bonds (letra de crédito fines generales) and other commercial mortgage loans (préstamos hipotecarios endosables para fines generales).

In 3Q 2006 total loans increased 2.4% QoQ with strong growth in high yielding products. Consumer loans led growth expanding 6.4% QoQ and 29.5% YoY. Market share in consumer lending reached 26.5% as of September 2006, increasing 20 basis points compared to June 2006 and 60 basis points YoY. Residential mortgage lending increased 5.8% QoQ and 23.9% YoY. Market share in residential mortgage lending reached 25.5% as of September 2006 and increased 10 basis points since June 2006 and 90 basis points YoY.

Leasing increased 4.7% QoQ and reflects strong loan growth in the SMEs and Middle-market. Commercial loans increased 1.9% QoQ and 16.0% YoY, led by an increase in lending to SMEs and Mid-sized companies partially offset by a reduction in lending to large Corporations. This is in line with our strategy to improve profitability and optimize the use of capital. The decrease in contingent, interbank and foreign trade loans QoQ was also mainly due to a reduction in these relatively low yielding products among large corporate clients. The 5.8% decrease in commercial mortgage lending was mainly due to lower demand for this product as companies have preferred to finance their fixed asset investments through regular commercial loans. Market share in lending to companies, as defined by the Superintendence of Banks, decreased 50 basis points QoQ to 20.9%, while total loan market share reached 22.6% as of June 2006. This reflects the Bank’s effort to improve the allocation of its capital to the most profitable uses.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Rising Market share in Retail lending

Market share evolution	Share %	QoQ Chg. (bp)	YoY Chg. (bp)

Loans to Individuals	25.9	+10	+80

Consumer	26.5	+20	+60

Mortgage	25.5	+10	+90

Loans to companies*	20.9	-50	-100

Total Loans	22.6	-20	-30

Source: Superintendence of Banks, unconsolidated figures as of Sept. 2006
*	Includes loans to SMEs, middle-market and corporates

Loans by business segment*	Quarter ended,			% Change

(Ch$ million)	Sept. 30, 2006	June 30, 2006	Sept. 30, 2005	Sept. 2006/2005	Sept. /June 2006

Santander Banefe	569,711	541,900	459,058	24.1%	5.1%
Middle/upper income	4,297,213	4,069,807	3,521,901	22.0%	5.6%

Total loans to individuals	4,866,924	4,611,707	3,980,959	22.3%	5.5%

SMEs	1,681,803	1,604,724	1,317,681	27.6%	4.8%

Total retail lending	6,548,727	6,216,431	5,298,640	23.6%	5.3%

Institutional lending	196,322	196,268	175,508	11.9%	0.0%

Middle-Market & Real estate	2,324,796	2,249,668	1,943,136	19.6%	3.3%

Corporate	1,237,508	1,310,135	1,267,076	(2.3)%	(5.5)%

*	Excludes contingent loans and interbank loans

Retail lending increased 5.3% QoQ and 23.6% YoY, led by solid growth in lending to individuals and SMEs. Loans to individuals increased 5.5% QoQ and 22.3% YoY. Santander Banefe’s loan portfolio expanded 5.1% QoQ and 24.1% YoY. Loans to middle and upper income individuals increased 5.6% QoQ and 22.0% YoY. Market share in lending to individuals increased 10 basis points QoQ to 25.9%.

Loans to SMEs increased 4.8% QoQ and 27.6% YoY. The Bank is placing a larger emphasis on expanding its presence among SMEs due to the strong economic indicators that favor growth in this attractive segment. Spreads in this segment are equivalent to spreads to lending to individuals.

Lending to the middle market segment increased 3.3% QoQ and 19.6% YoY. This segment has a lower spread than retail lending, but an attractive risk and return profile. Strong internal demand figures have also driven demand for lending on behalf of mid-sized companies.  Loans in relatively low yielding corporate banking decreased 5.5% QoQ and 2.3% YoY in line with our focus on optimizing our use of capital and asset mix.

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

CUSTOMER FUNDS

Solid growth of customer funds. Higher rates fuels time deposit growth

Funding	Quarter ended,			Change %

(Ch$ million)	Sept. 30, 2006	June 30, 2006	Sept. 30, 2005	Sept. 2006/2005	Sept. /June 2006

Non-interest bearing deposits	2,274,546	2,367,554	2,382,134	(4.5)%	(3.9)%

Time deposits and savings accounts	6,816,812	6,645,164	5,411,120	26.0%	2.6%

Total customer deposits	9,091,358	9,012,718	7,793,254	16.7%	0.9%

Mutual funds	1,904,069	1,813,195	1,752,317	8.7%	5.0%

Total customer funds	10,995,427	10,825,913	9,545,571	15.2%	1.6%

Higher short-term rates continued to fuel growth of deposits. In July the Central Bank increased the overnight interbank reference rate 25 basis points to 5.25%, but has since then frozen further rate increases. The nominal 30-day rate increased 50 basis points QoQ to 5.15% and the 90-day rate increased 39 basis points to 5.21%. Time deposits increased 2.6% QoQ and 26.0% YoY. Due to rising rates, the balance of non-interest bearing demand deposits decreased 3.9% QoQ and the quarterly average balance of non-interest bearing demand deposits, net of clearance declined 1.5% QoQ, but increased 10.0% on a YoY basis.

Total quarterly average non-interest bearing demand deposits*	Quarter ended,			Change %

(Ch$ million)	Sept. 30, 2006	June 30, 2006	Sept. 30, 2005	Sept. 2006/2005	Sept. /June 2006

Total	1,825,305	1,852,431	1,659,493	10.0%	(1.5)%

*	Net of clearance

Assets under management in the Bank’s mutual fund subsidiary increased 1.6% QoQ and 15.2% YoY. The recovery of stock markets and falling long-term rates boosted the mutual fund market in the quarter. This was partially offset by the flow of money market funds to time deposits.

In the quarter the Bank issued US$235 million in senior local bonds denominated in Unidades de Fomento (UF, inflation-linked pesos) and issued US$170 million in subordinated bonds denominated in UFs.  Proceeds were used to fund and match our growing residential mortgage loan portfolio and to improve our capital ratios in order to continue expanding our balance sheet.

Bonds issued	Amount		Duration yrs	Issue rate UF + %

	UF*	US$million**

Senior	6,895,000	235	6.7	4.46

Subordinated	5,000,000	170	13.0	4.43

*	1 UF = Ch$18,401.15 as of Sept. 30, 2006
**	US$1 = Ch$538.22 as of Sept. 30, 2006

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

NET INTEREST INCOME

Loan growth and higher margins drives net interest income growth

Net Interest Income	Quarter			Change %

(Ch$million)	3Q 2006	2Q 2006	3Q 2005 (reclassified1)	3Q 2006/2005	3Q / 2Q 2006

Client net interest income[2]	158,892	143,349	126,455	25.7%	10.8%

Non-client net interest income[2]	17,326	29,900	18,813	(7.9% )	(42.1)%

Net interest income	176,218	173,249	145,268	21.3%	1.7%

Average interest-earning assets	14,162,135	13,928,060	11,899,572	19.0%	1.7%

Average loans	10,984,330	10,672,363	9,320,710	17.8%	2.9%

Net interest margin*	5.0%	5.0%	4.9%

Client margin**	5.8%	5.4%	5.4%

Avg. equity + non-interest bearing demand deposits / Avg. earning assets	21.0%	20.5%	22.3%

Quarterly inflation rate***	1.38%	1.32%	1.31%

Avg. overnight interbank rate (nominal)	5.24%	4.96%	3.69%

Avg. 10 year Central Bank yield (real)	3.13%	3.18%	2.26%

*	Annualized
**	Client net interest income divided by average loans
***	Inflation measured as the variation of the Unidad de Fomento in the quarter.

(1) 3Q 2005, 2Q 2006 and 3Q 2006 net interest income is comparable. The translation gain or loss of financial assets and liabilities denominated in foreign currency, which were previously recorded as interest income or interest expenses, was reclassified as foreign exchange transactions. It is no longer necessary to add foreign exchange transactions to net interest income to analyze net interest income.

(2) We have introduced two new concepts: client net interest income, which is net interest income generated by our commercial areas and non-client net interest income. The latter is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management. The area of Financial Management carries out the function of managing the structural interest rate risk, the structural position in inflation indexed assets and liabilities, shareholders’ equity and liquidity.  The cost of liquidity, via the transfer of funds to different business units is done at relevant market rates.  The aim of Financial Management is to inject stability and recurrence into the net interest income of commercial activities.

Net interest income in 3Q 2006 increased 21.3% compared to 3Q 2005. This rise was mainly driven by the 19.0% increase in average interest earning assets and a 10 bp YoY rise in net interest margins that reached 5.0% in 3Q 2006.

Client net interest income.  The rise in net interest income was driven by client activities. Client net interest income increased 25.7% YoY led by a 17.8% YoY increase in average loans. The average balance of consumer loans, the highest yielding asset, increased 32.7% YoY. The Bank has also experienced a rise in spreads in lending to SMEs, corporates and non-interest bearing demand deposits due to the rising interest rate environment. The higher short-term rates in 3Q 2006 compared to 3Q 2005 also had a positive impact on client margins by increasing the spread earned over average checking account balances.  As a result, client margins increased 40 basis points YoY to 5.8%.

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Non-Client net interest income. Non-client net interest income decreased 7.9% YoY. Inflation expectations decreased substantially in the local markets in line with the decline in the price of oil. In anticipation of this fall in inflation expectations, real interest rates decreased in the quarter negatively affecting non-client interest revenues. At the same time, the Bank significantly lowered its net inflation-indexed asset gap in order to minimize the financial impact of expected lower inflation rates.  Inflation in 4Q 2006 is expected to be very low or 0%. Therefore, non-client margins should continue to be under pressure in the coming quarters. This effect should be offset by continued growth of loans and client margins.

The 1.7% QoQ increase in net interest income was led by a 10.8% increase in client net interest income. The growth of client interest revenue was due to the 1.7% growth of average interest earning assets led by the 2.9% increase in average loans. In addition, the higher interest rates also had a positive impact on client margins by increasing the yield over non-interest bearing demand deposits.  Client margins were up 40 basis points QoQ and reached 5.8%.  This was partially offset by the 42.1% decrease in non-client net interest income, which fell as a result of the decline in real rates and the lower net inflation-indexed asset gap.

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

PROVISION FOR LOAN LOSSES

The coverage ratio rises to 177.9% on higher provisions in the retail segment

Provision for loan losses	Quarter			Change %

(Ch$ million)	3Q 2006	2Q 2006	3Q 2005	3Q 2006/2005	3Q / 2Q 2006

Provisions	(14,178)	1,178	19,167	—	—
Charge-offs	(34,168)	(34,995)	(49,981)	(31.6)%	(2.4)%

Gross provisions and charge-offs	(48,346)	(33,817)	(30,814)	56.9%	43.0%

Loan loss recoveries	12,069	12,057	13,021	(7.3)%	0.1%

Net provisions	(36,277)	(21,760)	(17,793)	103.9%	66.7%

Total loans	11,417,739	11,153,070	9,751,241	17.1%	2.4%

Total reserves	160,879	147,582	151,503	6.2%	9.0%
Reserve for loan losses (RLL)	158,122	144,479	147,713	7.0%	9.4%
Other reserves	2,757	3,103	3,790	(27.3)%	(11.2)%

Past due loans* (PDL)	88,863	88,559	114,133	(22.1)%	0.3%

Gross provision expense / loans	1.69%	1.21%	1.26%
Net provision expense / loans	1.27%	0.78%	0.73%
PDL/Total loans	0.78%	0.79%	1.17%
Expected loss (RLL / loans)	1.38%	1.30%	1.51%
RLL/Past due loans	177.9%	163.1%	129.4%

*	Past due loans: installments or credit lines more than 90 days overdue

Asset quality remained sound in the quarter. Past due loans in 3Q 2006 were flat QoQ and decreased 22.1% YoY. The ratio of past due loans to total loans improved to 0.78% 3Q 2006 compared to 0.79% in 2Q 2006 and 1.17% in 3Q 2005.  The coverage ratio of past due loans reached 177.9% as of September 2006 compared to 163.1% as of June 2006 and 129.4% as of September 2005. Finally, the expected loss of the loan portfolio (ratio of required loan loss reserves over total loans) reached 1.38% as of September 2006 increasing 8 basis points compared to 1.30% in June 2006 and 1.51% as of September 2005.

During 2006 the Bank improved its credit scoring systems for consumer loans, which in addition to non-performance, takes into account additional warning signals of negative credit behavior when calculating individual risk levels. This should allow the Bank to continue growing in retail banking, while maintaining our conservative approach to credit risk and the soundness of the loan portfolio.  This and the overall growth of lending to retail segments explain the 56.9% YoY increase in gross provisions and charge-offs. Charge-offs in the quarter totaled Ch$34,168 million in line with the level of charge-offs recognized in the past three quarters. Going forward, and as stated in our last quarterly earnings reports, the Bank expects asset quality to remain sound, but as the retail banking portfolio increases, the ratio of provision expenses to total loans and the risk index should rise.

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

The higher provisions and charge-offs expenses, net of recoveries was mainly due to sluggish growth of loan loss recoveries in the quarter. In the quarter, the Bank finished a complete overhaul of Santander Banefe’s systems, fully integrating them into the Bank’s computer platform. This should have a positive effect on efficiency levels and overall service going forward, but temporarily affected the recovery process at Santander Banefe, a key element in this unit’s credit cycle. The Bank is also reorganizing the recovery department in anticipation of higher retail lending activity and to boost this unit’s performance. More collecting agents are being hired and a senior commercial officer was placed at the head of this division.

FEE INCOME

Growth in client base and product usage boosts fee income

Fee income	Quarter			Change %

(Ch$ million)	3Q 2006	2Q 2006	3Q 2005	3Q 2006/2005	3Q / 2Q 2006

Checking accounts	10,695	9,960	9,080	17.8%	7.4%
Administration & collection of insurance policies	5,141	5,495	5,487	(6.3)%	(6.4)%
Mutual fund services	4,974	4,889	5,328	(6.6)%	1.7%
Credit cards	4,910	4,438	3,921	25.2%	10.6%
Automatic teller cards	3,646	3,562	3,020	20.7%	2.4%
Insurance brokerage	3,353	2,279	2,103	59.4%	47.1%
Lines of credit	2,943	3,410	2,257	30.4%	(13.7)%
Other product and services	6,585	5,734	4,835	36.2%	14.8%

Total fee income, net	42,247	39,767	36,031	17.3%	6.2%

Fees / operating expense	55.8%	51.9%	50.3%

Net fee income increased 17.3% YoY in 3Q 2006 driven by a rise in clients and product usage. The Bank continues to expand its client base, cross-selling and product usage, especially in retail banking. The total number of clients has increased 8.9% since the beginning of the year to 2.40 million. The amount of middle-upper income individual clients that are cross-sold (a client with a checking account and that uses at least three other products) increased 23.1% since December 2005. In the same period the amount of SME clients that are cross-sold increased 24.0%. In Santander Banefe3, the amount of cross-sold clients (clients that uses at least 2 or more other products) rose 12.1% between December 2005 and September 2006. There is no total client figure for the banking system, but in terms of total debtors, Santander Santiago’s client base increased 16.9% in the 12 months ended in April 2006, the latest figure available. This compares to the 10.2% increase for the market as a whole in the same period. Market share in terms of debtors increased from 19.7% as of April 2005 to 20.9% as of April 2006.

In 3Q 2006 fees from checking accounts increased 17.8% and fees from lines of credit rose 30.4% YoY. Market share in checking accounts reached 26.2% as of May 2006, the latest figure available, compared to 25.6% as of February 2006 and 24.3% as of May 2005. Santander Santiago has increased its checking account base by 18.2%, twice the rate of growth of the banking system that grew 9.4% between May 2005 and May 2006.

3 In 3Q 2006 Santander Banefe modified its definition of cross-sold, therefore, figures presented in previous earnings releases are not strictly comparable to the figures presented here.

Investor Relations Department	10
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

More clients and greater product usage
Santander Santiago’s market share as of September 2006*, %

*	Checking account data as of May 2006, debtors as of April 2006
Source: Superintendence of Banks and Transbank/Redbanc

Credit card fees increased 25.2% YoY. The Bank is also consolidating its leading position in the credit card market. According to information published by Transbank, the industry’s credit card processor, as of September 2006 purchases with Santander credit cards were growing 18.7% YoY in real terms in line with the market. Market share in terms of credit card market was 35.3% as of September 2006.

ATM fees increased 20.7% YoY. Usage of our debit/ATM cards has grown at a rapid pace. As of September 2006, our market share in debit card usage increased from 21.2% as of September 2005 to 23.0% as of September 2006. Purchases with Santander debit cards are increasing 39.3% YoY compared to 28.5% for the market. As of September 2006 the Bank had installed 1,479 ATMs, which represents an increase of 12.0% YoY.

Insurance brokerage fees increased 59.4% YoY. In order to strengthen its position within this market, Santander Group created a property and casualty insurance company, which distributes its products through the Bank’s insurance brokerage subsidiary. On the other hand, fees from the administration and collection of insurance policies decreased 6.3% YoY.

Fees from mutual fund management decreased 6.6% YoY reflecting intense competition in this market. Total assets under management increased 8.7% YoY and 5.0% QoQ.

The 36.2% YoY increase in other fees was mainly driven by the rise in fees from other advisory services to Corporate clients and a rise in fees from the sales and purchase of foreign currencies.

Investor Relations Department	11
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

OPERATING EXPENSES AND EFFICIENCY

Efficiency level reaches 35.9% in 3Q 2006

Operating Expenses	Quarter			Change %

(Ch$ million)	3Q 2006	2Q 2006	3Q 2005	3Q 2006/2005	3Q / 2Q 2006

Personnel expenses	38,468	39,132	34,694	10.9%	(1.7)%

Administrative expenses	27,563	27,607	26,920	2.4%	(0.2)%

Depreciation and amortization	9,650	9,887	10,035	(3.8)%	(2.4)%

Operating expenses	75,681	76,626	71,649	5.6%	(1.2)%

Efficiency ratio*	35.9%	35.9%	39.9%

*	Operating expenses / operating income. Operating income = Net financial income + Net fee income + other operating income, net.

In 3Q 2006 the efficiency ratio reached 35.9% compared to 39.9% in 3Q 2005. The Bank has the lowest efficiency ratio among the leading banks in Chile and Latin America.  In the quarter he Bank completed the overhaul of Santander Banefe’s system fully integrating them into the Altair-Altec platform. This is in line with the Bank’s policy of financing part of commercial growth and investment in distribution with productivity gains and to prepare this unit for future growth.

Operating expenses increased 5.6% YoY in 3Q 2006. Personnel expenses increased 10.9% YoY. This rise can be explained by the 8.0% YoY increase in total headcount. Headcount growth has been focused in the front office to further boost growth in retail banking and maintain client service standards. The increase in personnel expenses was also due in part to an increase in variable income due to the Bank’s positive commercial performance in 2006.

The 2.4% YoY increase in administrative expenses was directly linked to the higher commercial activities and the larger distribution network. In 3Q 2006 the ATM network expanded 11.8% YoY to 1,479 machines. In 3Q 2006 the Bank focused on expanding the ATM network to boost usage and penetration of the ATM/debit card system. The total number of branches has increased 10.0% YoY to 368 branches. Santander Santiago has the largest branch and ATM network in Chile.

Investor Relations Department	12
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

GAINS (LOSSES) ON FINANCIAL TRANSACTIONS

Gains and losses on financial transactions	Quarter			Change %

(Ch$ million)	3Q 2006	2Q 2006	3Q 2005 (reclassified)	3Q 2006/2005	3Q / 2Q 2006

Net gain (loss) from trading and mark-to-market	(5,056)	39,291	(5,730)	(11.8)%	—

Foreign exchange transactions, net	5,499	(29,750)	9,138	(39.8)%	—

Gains (losses) on financial transactions	443	9,541	3,408	(87.0)%	(95.4)%

For analysis purposes only, we have created the line item: Gains (losses) on financial transactions that is the sum of the net gain (loss) from trading and mark-to-market and foreign exchange transactions. As Santander Santiago limits its foreign exchange gap, the results recorded in foreign exchange transactions are, for the most part, offset by the mark-to-market of foreign currency forwards. Therefore, the most important items that impacts the line item Gains (losses) on financial transactions are: the net results from mark-to-market of financial investments categorized as trading, the mark-to-market of derivatives and hedged items, net results from proprietary trading and the results from the sale of financial products to clients.

The results of derivatives have all been reclassified to the line item mark-to-market and trading of securities for the 2005 and 2006 periods being presented here. Previously, they were classified as foreign exchange transactions, except UF-Ch$ forwards, which used to be classified as net interest income. 2Q and 3Q 2006 includes the entire effect of marking-to-market the derivatives portfolio. 3Q 2005 results do not include the effects on results of marking-to-market the derivative portfolio, but the differential between the interest paid or received on a specified notional amount used to be recognized under “Foreign exchange transactions, net”. Now it has been re-categorized to the line item mark-to-market and trading. The change in book value of hedged items is included in the mark-to-market and trading line item in 2Q and 3Q 2006.

The results recorded in foreign exchange transactions mainly include the translation gain or loss of assets and liabilities denominated in foreign currency, which were for the most part previously recorded as interest income or interest expenses. The line item foreign exchange transaction no longer includes the results of FX forwards in the 2005 and 2006 periods being analyzed.

In 3Q 2006 the gain on financial transactions totaled Ch$443 million compared to Ch$3,408 million in 3Q 2005. In 3Q 2006 the gains produced by the decline in long-tem rates was partially offset by the results of hedging and the mark-to-market of the derivative portfolio that for the most part hedges interest rate and foreign exchange risk.  The decline in market related gains compared to 2Q 2006 was mainly due to the recognition in said quarter of the one-time gain of Ch$7,089 million recognized as a result of the adoption of international hedge accounting standards.

Investor Relations Department	13
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

OTHER OPERATING INCOME/EXPENSES, OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %

(Ch$ million)	3Q 2006	2Q 2006	3Q 2005	3Q 2006/2005	3Q / 2Q 2006

Sales force expense	(4,148)	(4,121)	(4,589)	(9.6)%	0.7%
Other operating expenses, net	(4,040)	(5,012)	(564)	616.3%	(19.4)%

Total other operating loss, net	(8,188)	(9,133)	(5,153)	58.9%	(10.3)%

Non-operating income, net	6,270	(8,521)	(2,178)	—	—
Income attributable to investments in other companies	219	409	91	140.7%	(46.5)%
Losses attributable to minority interest	(28)	(20)	(72)	(61.1)%	40.0%

Total net non-operating results	6,461	(8,132)	(2,159)	(399.3)%	(179.5)%

Price level restatement	(8,796)	(10,247)	(7,184)	22.4%	(14.2)%

Income tax	(16,493)	(16,314)	(14,336)	15.0%	1.1%

Other operating results, net totaled a loss of Ch$8,188 million, increasing 58.9% YoY.  This line item includes the variable sales force expenses. When a bank product is sold, the fee earned by the sales force is recognized on an accrued basis according to the life of the product. Total sales force expenses reached Ch$4,148 million in 3Q 2006 decreasing 9.6% YoY as the Bank has been utilizing more efficient means of selling products mainly through the call center and internet.  This was offset by higher Other operating expenses related to client services and credit cards costs recognized in this line item, higher insurance costs and lower gains from the sale of repossessed assets that have not been charged-off. The 10.3% QoQ decline in other operating losses, net was mainly due to lower expenses related to client services and credit cards.

Non-operating income, net totaled a gain of Ch$6,461 million in 3Q 2006 compared to a loss Ch$8,132 million in 2Q 2006 and a loss of Ch$2,159 million in 3Q 2005. In 3Q 2006 the Bank reversed Ch$4,830 million in provisions for non-credit related contingencies. These contingencies are mainly related to non-credit risks, including non-specific contingencies, tax contingencies, legal contingencies and other non-credit contingencies or impairments.

The Bank must adjust its capital and fixed assets for the variations in price levels.  Since the Bank’s capital is larger than fixed assets, when inflation is positive, the Bank usually records a loss from price restatement. The higher inflation rate in 3Q 2006 (1.38%) compared to 3Q 2005 (1.31%) and the higher ratio of average capital to fixed assets in the same period explains the 22.4% YoY increase in the loss from price level restatement.

Investor Relations Department	14
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

The Bank’s ROAE in 3Q 2006 reached 27.5% and 27.0% in 9M 2006

Shareholders’ equity	Quarter ended			Change %

(Ch$ million)	Sept. 30, 2006	June 30, 2006	Sept. 30, 2005	Sept. 2006/2005	Sept. /June 2006

Total capital and reserves	965,615	952,342	846,920	14.0%	1.4%

Unrealized gain (loss) available for sale portfolio	(3,191)	(12,136)	476	—	(73.7)%

Net Income	224,713	144,779	182,494	23.1%	55.2%

Total shareholders’ equity	1,187,137	1,084,985	1,029,890	15.3%	9.4%

Return on average equity (ROAE)	27.5%	28.7%	26.8%

Shareholders’ equity totaled Ch$1,187,137 million as of September 30, 2006. In 3Q 2006 long-term rates declined, reducing the unrealized losses on the Bank’s available for sale portfolio recognized in equity.

The Bank’s ROAE in 3Q 2006, reached 27.5% compared to 26.8% in 3Q 2005. The Bank’s 9 month ROAE in 2006 reached 27.0% compared to 24.3% in the same period of 2005.

The Bank’s BIS ratio as of September 30, 2006 reached 12.8% with a Tier I ratio of 8.7%. During the quarter the Bank issued US$170 million in subordinated bonds that boosted Tier II and capital ratios.

Capital Adequacy	Quarter ended			Change %

(Ch$ million)	Sept. 30, 2006	June 30, 2006	Sept. 30, 2005	Sept. 2006/2005	Sept. /June 2006

Tier I	962,484	940,206	847,396	13.6%	2.4%
Tier II	458,406	372,999	372,399	23.1%	22.9%

Regulatory capital	1,420,890	1,313,205	1,219,795	16.5%	8.2%

Risk weighted assets	11,068,534	10,769,595	9,269,580	19.4%	2.8%

Tier I	8.7%	8.7%	9.1%

BIS ratio	12.8%	12.2%	13.2%

Investor Relations Department	15
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendence of Banks for September 2006, Banco Santander Santiago was the largest bank in Chile in terms of loans and deposits. The Bank has the highest credit ratings among all non-publicly owned Latin American companies with an A rating from  Standard and Poor’s, A by Fitch and an A2 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which directly and indirectly owns 83.94% of Banco Santander Santiago.

Santander (SAN.MC, STD.N) Is the largest bank in the Euro Zone by market capitalization and one of the largest worldwide. Founded in 1857, Santander has €798,540 million in assets and €961,093 million in managed funds, 67 million customers, 10,583 offices and a presence in 40 countries. It is the largest financial group in Spain and Latin America, and is a major player elsewhere in Europe, including the United Kingdom through its Abbey subsidiary and Portugal, where it is the third largest banking group.  Through Santander Consumer Finance, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. In the first nine months of 2006, Santander recorded €4,947 million in net attributable profit, 28% more than in the same period of the previous year.

In Latin America, Santander manages over US$200 billion in business volumes (loans, deposits, mutual funds, pension funds and managed funds) through 4,200 offices.  In the first nine months of 2006, Santander recorded in Latin America US$2,237 million in net attributable income, 31% higher than in the prior year.

CONTACT INFORMATION

Robert Moreno
Manager

Investor Relations Department
Banco Santander Santiago
Bandera 140 Piso 19,
Santiago,
Chile

Tel: (562) 320-8284
Fax: (562) 671-6554
Email: rmorenoh@santandersantiago.cl
Website: www.santandersantiago.cl

Investor Relations Department	16
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In millions of nominal Chilean pesos)

	30-Sep 2006	30-Sep 2006	30-Jun 2006	30-Sep 2005	% Change September 2006 / 2005	% Change Sept. / June 2006

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
				(Reclassified)
A S S E T S
Cash and due from banks
Noninterest bearing.	1,330,469	716,085	855,315	744,715	(3.8)%	(16.3)%
Interbank deposits-interest bearing	570,936	307,289	731,049	359,261	(14.5)%	(58.0)%

Total cash and due from banks	1,901,405	1,023,374	1,586,364	1,103,976	(7.3)%	(35.5)%

Financial investments
Trading	1,248,514	671,975	887,473	1,045,870	(35.7)%	(24.3)%
Available for sale	1,120,122	602,872	543,136	315,344	91.2%	11.0%
Held to maturity	0	0	0	0
Investment collateral under agreements to repurchase	26,796	14,422	134,425	32,502	(55.6)%	(89.3)%

Total financial investments	2,395,432	1,289,269	1,565,034	1,393,716	(7.5)%	(17.6)%

Loans, net
Commercial loans	7,584,930	4,082,361	4,006,219	3,519,785	16.0%	1.9%
Consumer loans	3,144,499	1,692,432	1,590,374	1,307,269	29.5%	6.4%
Mortgage loans (Financed with mortgage bonds)	977,227	525,963	555,077	683,448	(23.0)%	(5.2)%
Foreign trade loans	1,219,150	656,171	671,886	562,784	16.6%	(2.3)%
Interbank loans	250,100	134,609	146,725	198,464	(32.2)%	(8.3)%
Leasing	1,401,977	754,572	720,424	618,028	22.1%	4.7%
Other outstanding loans	4,680,809	2,519,305	2,343,217	1,887,280	33.5%	7.5%
Past due loans	165,105	88,863	88,559	114,133	(22.1)%	0.3%
Contingent loans	1,790,091	963,463	1,030,589	860,050	12.0%	(6.5)%
Reserves	(298,909)	(160,879)	(147,582)	(151,503)	6.2%	9.0%

Total loans, net	20,914,979	11,256,860	11,005,488	9,599,738	17.3%	2.3%

Derivatives	567,874	305,641	325,163	250,209	22.2%	(6.0)%

Other assets
Bank premises and equipment	413,290	222,441	221,255	216,259	2.9%	0.5%
Foreclosed assets	26,705	14,373	12,778	19,551	(26.5)%	12.5%
Investments in other companies	12,896	6,941	6,642	6,217	11.6%	4.5%
Assets to be leased	43,884	23,619	20,754	12,841	83.9%	13.8%
Other	898,103	483,377	463,447	598,943	(19.3)%	4.3%

Total other assets	1,394,878	750,751	724,876	853,811	(12.1)%	3.6%

TOTAL ASSETS	27,174,568	14,625,895	15,206,925	13,201,450	10.8%	(3.8)%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In millions of nominal Chilean pesos)

	30-Sep 2006	30-Sep 2006	30-Jun 2006	30-Sep 2005	% Change September 2006 / 2005	% Change Sept. / June 2006

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
				(Reclassified)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Current accounts	2,763,773	1,487,518	1,572,712	1,358,754	9.5%	(5.4)%
Bankers drafts and other deposits	1,462,279	787,028	794,842	1,023,380	(23.1)%	(1.0)%

Total non-interest bearing deposits	4,226,052	2,274,546	2,367,554	2,382,134	(4.5)%	(3.9)%

Savings accounts and time deposits	12,665,475	6,816,812	6,645,164	5,411,120	26.0%	2.6%

Total deposits	16,891,527	9,091,358	9,012,718	7,793,254	16.7%	0.9%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	10,195	5,487	5,752	7,276	(24.6)%	(4.6)%
Other Banco Central borrowings	342,141	184,147	166,067	173,065	6.4%	10.9%

Total Banco Central borrowings	352,336	189,634	171,819	180,341	5.2%	10.4%

Investments sold under agreements to repurchase	136,439	73,434	149,641	164,959	(55.5)%	(50.9)%

Mortgage finance bonds	1,041,087	560,334	592,837	802,357	(30.2)%	(5.5)%

Other borrowings
Bonds	1,038,915	559,165	562,778	312,286	79.1%	(0.6)%
Subordinated bonds	912,218	490,974	390,984	508,343	(3.4)%	25.6%
Borrowings from domestic financial institutions	7,018	3,777	3,590	2,677	41.1%
Foreign borrowings	1,718,212	924,776	1,637,251	838,421	10.3%	(43.5)%
Other obligations	80,330	43,235	53,338	41,450	4.3%	(18.9)%

Total other borrowings	3,756,693	2,021,927	2,647,941	1,703,177	18.7%	(23.6)%

Total other interest bearing liabilities	5,286,555	2,845,329	3,562,238	2,850,834	(0.2)%	(20.1)%

Derivatives	571,553	307,621	289,098	248,458	23.8%	6.4%

Other liabilities
Contingent liabilities	1,792,806	964,924	1,031,766	860,858	12.1%	(6.5)%
Other	423,688	228,037	224,679	416,580	(45.3)%	1.5%
Minority interest	2,767	1,489	1,442	1,576	(5.5)%	3.3%

Total other liabilities	2,219,261	1,194,450	1,257,887	1,279,014	(6.6)%	(5.0)%

Shareholders’ equity
Capital and reserves	1,788,161	962,424	940,206	847,396	13.6%	2.4%
Income for the year	417,511	224,713	144,779	182,494	23.1%	55.2%

Total shareholders’ equity	2,205,672	1,187,137	1,084,985	1,029,890	15.3%	9.4%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	27,174,568	14,625,895	15,206,925	13,201,450	10.8%	(3.8)%

BANCO SANTANDER CHILE
QUARTERLY INCOME STATEMENTS
Million of nominal Chilean pesos

	IIIQ 2006	IIIQ 2006	IIQ 2006	IIIQ 2005	% Change IIIQ 2006/2005	% Change IIIQ 2006 / IIQ 2006

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
				(Reclassified)
Interest income and expense
Interest income	651,437	356,538	341,190	263,364	35.4%	4.5%
Interest expense	(329,466)	(180,320)	(167,941)	(118,096)	52.7%	7.4%

Net interest income	321,971	176,218	173,249	145,268	21.3%	1.7%

Provision for loan losses	(66,282)	(36,277)	(21,760)	(17,793)	103.9%	66.7%

Fees and income from services
Fees and other services income	92,193	50,458	49,418	44,532	13.3%	2.1%
Other services expense	(15,002)	(8,211)	(9,651)	(8,501)	(3.4)%	(14.9)%

Total fee income	77,190	42,247	39,767	36,031	17.3%	6.2%

Market related income
Net gain (loss) from trading and mark-to-market	(9,238)	(5,056)	39,291	(5,730)	(11.8)%	—
Foreign exchange transactions,net	10,047	5,499	(29,750)	9,138	(39.8)%	—

Total market related income	809	443	9,541	3,408	(87.0)%	(95.4)%

Operating expenses
Personnel salaries and expenses	(70,286)	(38,468)	(39,132)	(34,694)	10.9%	(1.7)%
Administrative and other expenses	(50,361)	(27,563)	(27,607)	(26,920)	2.4%	(0.2)%
Depreciation and amortization	(17,632)	(9,650)	(9,887)	(10,035)	(3.8)%	(2.4)%

Total operating expenses	(138,278)	(75,681)	(76,626)	(71,649)	5.6%	(1.2)%

Other operating income, net
Other operating income, net	(14,960)	(8,188)	(9,133)	(5,153)	58.9%	(10.3)%

Other income and expenses
Nonoperating income, net	11,456	6,270	(8,521)	(2,178)	(387.9)%	(173.6)%
Income attributable to investments in other companies	400	219	409	91	140.7%	(46.5)%
Losses attributable to minority interest	(51)	(28)	(20)	(72)	(61.1)%	40.0%

Total other income and expenses	11,805	6,461	(8,132)	(2,159)	(399.3)%	(179.5)%

Gain (loss) from price-level restatement	(16,071)	(8,796)	(10,247)	(7,184)	22.4%	(14.2)%

Income before income taxes	176,184	96,427	96,659	80,769	19.4%	(0.2)%
Income taxes	(30,135)	(16,493)	(16,314)	(14,336)	15.0%	1.1%

Net income	146,049	79,934	80,345	66,433	20.3%	(0.5)%

BANCO SANTANDER CHILE
NINE MONTH INCOME STATEMENT
Million of nominal Chilean pesos

	9M 2006	9M 2006	9M 2005	% Change 2006/2005

	US$ thousands	Ch$ millions	Ch$ millions
			(Reclassified)
Interest income and expense
Interest income	1,672,403	915,323	692,470	32.2%
Interest expense	(803,872)	(439,967)	(296,518)	48.4%

Net interest income	868,532	475,356	395,952	20.1%

Provision for loan losses	(152,579)	(83,508)	(46,897)	78.1%

Fees and income from services
Fees and other services income	267,519	146,416	121,473	20.5%
Other services expense	(47,637)	(26,072)	(22,690)	14.9%

Total fee income	219,883	120,344	98,783	21.8%

Market related income
Net gain (loss) from trading and mark-to-market	141,680	77,543	24,102	221.7%
Foreign exchange transactions,net	(80,846)	(44,248)	1,530	(2992.0)%

Total market related income	60,834	33,295	25,632	29.9%

Operating expenses
Personnel salaries and expenses	(203,916)	(111,605)	(102,446)	8.9%
Administrative and other expenses	(148,006)	(81,005)	(73,160)	10.7%
Depreciation and amortization	(52,281)	(28,614)	(27,687)	3.3%

Total operating expenses	(404,202)	(221,224)	(203,293)	8.8%

Other operating income, net
Other operating income, net	(45,844)	(25,091)	(14,810)	69.4%

Other income and expenses
Nonoperating income, net	(24,242)	(13,268)	(22,152)	(40.1)%
Income attributable to investments in other companies	1,586	868	600	44.7%
Losses attributable to minority interest	(205)	(112)	(192)	(41.7)%

Total other income and expenses	(22,861)	(12,512)	(21,744)	(42.5% )

Gain (loss) from price-level restatement	(29,714)	(16,263)	(11,962)	36.0%

Income before income taxes	494,049	270,397	221,661	22.0%
Income taxes	(83,470)	(45,684)	(39,167)	16.6%

Net income	410,579	224,713	182,494	23.1%

Financial Ratios

	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06	2Q 06	3Q06

Profitability
Return on average equity	22.7%	21.5%	20.5%	25.7%	26.8%	21.7%	22.8%	28.7%	27.5%
Capital ratio
BIS	13.1%	14.9%	16.2%	13.4%	13.2%	12.9%	14.3%	12.2%	12.8%
Earnings per Share
Net income (nominal Ch$mn)	53,515	53,935	53,960	62,101	66,433	57,216	64,434	80,345	79,934
Net income per share (Nominal Ch$)	0.28	0.29	0.29	0.33	0.35	0.30	0.34	0.43	0.42
Net income per ADS (US$)	0.49	0.53	0.51	0.59	0.69	0.61	0.67	0.81	0.81
Shares outstanding in million	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
Credit Quality
Past due loans/total loans	1.58%	1.52%	1.38%	1.29%	1.17%	1.05%	0.93%	0.79%	0.78%
Reserves for loan losses/past due loans	120.3%	128.5%	135.1%	137.6%	129.4%	135.3%	145.2%	163.1%	177.90%
Efficiency
Operating expenses/operating income	40.4%	46.0%	41.8%	39.1%	39.9%	45.6%	38.3%	35.9%	35.9%
Market information (period-end)
Stock price	16.3	18.1	18.6	17.9	22.3	21.6	22.05	20.84	23.5
ADR price	27.94	33.86	33.13	32.3	43.87	44.6	43.6	40.34	45.25
Market capitalization (US$mn)	5,068	6,141	6,009	5,858	7,957	8,089	7,908	7,317	8,207
Network
ATMs	1,050	1,190	1,187	1,225	1,322	1,422	1,395	1,443	1,479
Branches	351	311	316	327	335	352	361	367	368
Other Data
Exchange rate (Ch/US$) (period-end)	606.96	559.83	586.45	578.92	533.69	514.21	527.7	547.31	538.22

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: November 7, 2006	By:	/s/ Gonzalo Romero

	Name:	Gonzalo Romero
	Title:	General Counsel